Filed by State Bank Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: State Bank Financial Corporation

On May 14, 2018, State Bank Financial Corporation distributed the following communication to its employees. The communication contained information regarding the proposed merger between State Bank Financial Corporation and Cadence Bancorporation.

Cadence & State Bank Merger
TALKING POINTS

State Bank Financial and Cadence Bancorporation Reach Agreement To Become $16 Billion Bank.

•
The State Bank Board approved a definitive merger agreement on May 11, 2018 under which State Bank will combine with Houston-based Cadence Bancorporation (NYSE: CADE) in a stock-for-stock transaction. The agreement is subject to regulatory approval, State Bank shareholder approval and other customary closing conditions, and is expected to close in late 2018.

•
Cadence is an $11 billion bank holding company with 1,200 banking associates and 65 locations across Texas, Mississippi, Alabama, Florida and Tennessee as of March 31, 2018. Upon approval of the merger, Cadence plans to move its banking headquarters to Atlanta, which will be the largest market they serve. Once that happens, Cadence will become the second largest Atlanta-based bank.

•
Both Cadence and State Bank have a history of executing on acquisitions in key contiguous markets, including FDIC-assisted transactions, a proven risk management discipline, strong organic growth in loans, deposits and revenue, and a similar high-tech, high-touch approach to doing business.

•
To State Bank, Cadence will bring scale and efficiency, complementary business lines, an attractive funding profile, and a solid vision for future growth. To Cadence, State Bank will bring talented people, new lines of business, a strong client base, and a distribution network that provides a launchpad for the Cadence brand in what we anticipate will quickly become one of their leading markets.

•
Following the merger, Cadence will seek to scale State Bank’s specialty lines of business across the Cadence distribution platform, and leverage Cadence’s proven strength in wealth management and trust services in Georgia.

•
At the effective time of the merger, Cadence and Cadence Bank will add three seats to their current five-seat Boards to be occupied by current State Bank Board members. Joe Evans will serve as the Vice Chairman of Cadence Bancorporation, and Tom Wiley will serve as a director of Cadence Bancorporation and Chairman of Cadence Bank.

•	It is absolutely critical that we continue to run our business to the best of our abilities. We have a lot of teammates, customers, communities and shareholders depending on us to do just that.

* * * * * * * * * * * * * * * *

Cautionary Statement Regarding Forward-Looking Information
Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Cadence Bancorporation (“Cadence”) and State Bank Financial Corporation (“State”) caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Cadence and State; the outcome of any legal proceedings that may be instituted against Cadence or State; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and State Bank shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Cadence and State do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Cadence’s ability to complete the acquisition and integration of State successfully; and other factors that may affect future results of Cadence and State. Additional factors that could cause results to differ materially from those described above can be found in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the Securities and Exchange Commission (the “SEC”) and in other documents Cadence files with the SEC, and in State’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and in other documents State files with the SEC.

Important Additional Information
In connection with the proposed transaction between Cadence and State, Cadence expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) including a joint information statement of Cadence and proxy statement of State and a prospectus of Cadence (although Cadence may elect to separately file the information statement of Cadence), as well as other relevant documents concerning the proposed transaction. The proposed transaction will be submitted to State’s shareholders for their consideration. Cadence Bancorp, LLC, the controlling stockholder of Cadence, has delivered a written consent approving the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Stockholders of Cadence and shareholders of State are urged to read the Registration Statement, information statement, proxy statement and prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the Registration Statement, information statement, proxy statement and prospectus, as well as other filings containing information about Cadence and State, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement, information statement, proxy statement and prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Cadence Bancorporation, 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056, Attention: Corporate Secretary or to State Bank Financial Corporation, 3399 Peachtree Road NE, Suite 1900, Atlanta, Georgia 30326, Attention: Corporate Secretary.

Participants in the Solicitation
Cadence, State and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 30, 2018, and certain of its Current Reports on Form 8-K. Information regarding State’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, information statement, proxy statement and prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.